UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-27023
(Check One) ☐Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 878379106

For Period Ended: _March 31, 2005_________________________________

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Technest Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

90 Grove Street

Address of Principal Executive Office (Street and Number)

Ridgefield, CT 06877

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒ ☒ ☐

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant has been unable to compile all of the information to be included in the Registrant’s Form 10-QSB for the fiscal quarter ended March 31, 2005.  On February 14, 2005 the Registrant was acquired by Markland Technologies, Inc.  Also on February 14, 2005 the Registrant acquired Genex Technologies, Inc.  Prior to this acquisition, Genex Technologies, Inc. had no audited financial statements.  The Registrant has engaged auditors to audit Genex Technologies’ financial statements for the prior two years, however, the results of this audit were not received in time to timely file Registrant’s Form 10-QSB for the fiscal quarter ended March 31, 2005.

Due to the reasons described above, the Registrant could not have timely filed its Form 10-QSB for the fiscal quarter ended March 31, 2005 without unreasonable effort or expense. This Form 10-QSB will be filed no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Gino Pereira

 203

__894-9700

(Name)                                            (Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Technest Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

May 16, 2005

By: /s/ Gino Pereira.

         Gino Pereira, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.